Form 51-102F3
Material Change Report

PART 1 GENERAL INSTRUCTIONS AND INTERPRETATION

(a) Confidentiality

          If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b) Use of “Company”

          Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

          The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

          If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

          Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Natcore Technology Inc.
189 N. Water Street, Suite 700
Rochester, NY 14604

Item 2	Date of Material Change

June 27, 2016

Item 3	News Release

A news release was disseminated on June 28, 2016 through the facilities of PR Newwire’s Canadian distribution.

Item 4	Summary of Material Change

The Company has completed its proposed non-brokered private placement, as announced on June 22, 2016.

Item 5	Full Description of Material Change

Gross proceeds of $400,000 were raised through the sale of 1,000,000 units at a price of $0.40 per unit. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at $0.55 until June 27, 2016. Aggregate finder’s fees of $28,000 was paid in cash and 70,000 warrants, bearing the same terms as the unit warrants, were issued.

The securities issued are subject to a hold period in Canada expiring on October 28, 2016, while the common shares forming part of the units have been registered in the United States pursuant to a Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission and granted effective on June 22, 2016. Proceeds of the placement will be applied to further development of the Company’s technologies and general working capital.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Charles Provini is knowledgeable about the material change and the Report and may be contacted (585) 286-9180.

Item 9	Date of Report

June 28, 2016